EXHIBIT 1
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9 March 2004

                              WPP GROUP plc ("WPP")


WPP announces that on 9th March 2004 it acquired 600,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 583.54p per share.


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